Exhibit (g)(2)

March 13, 2025

SEG Partners Long/Short Equity Fund
c/o Select Equity Group, L.P.

380 Lafayette Street
New York, New York 10003

Re:	SEG Partners Long/Short Equity Fund (the “Fund”)

Dear Mr. Stadtmauer:

Pursuant to the Investment Management Agreement between the Fund and Select Equity Group, L.P. (“SEG”) dated March 13, 2025, SEG is entitled to investment advisory fees of 1.00% of the Fund’s average daily net assets. By our execution of this letter agreement, intending to be legally bound hereby, SEG agrees irrevocably that it shall waive 0.25% of the investment advisory fees payable to it through July 1, 2026.

Select Equity Group, L.P.

By:	/s/ David D Conover
Name:	David D. Conover
Title:	Chief Financial Officer

Your signature below acknowledges
acceptance of this Agreement:

By:	/s/ Matthew Stadtmauer
Name:	Matthew Stadtmauer
Title:	President and Principal Financial Officer